FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated January 2, 2007

Magyar Telekom Plc.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

Magyar Telekom acquires majority stake in T-Systems Hungary

Budapest – January 2, 2007 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces the acquisition of an additional 2% stake in T-Systems Hungary and a strengthening of the strategic cooperation with T-Systems Enterprise Services.

At the end of 2006, T-Systems Hungary, the joint venture owned by T-Systems Enterprise Services and Magyar Telekom, sold production activities unrelated to Hungarian third party customers to a 100% Deutsche Telekom owned company. This streamlined the activity of the company, keeping the system integration profile targeting major Hungarian enterprises and the public sector. On January 1, 2007, Magyar Telekom acquired an additional 2% of T-Systems Hungary for HUF 60m, increasing its stake to 51%. The intention of both Parties is to further increase Magyar Telekom’s share in T-Systems Hungary to 100% by the end of Q2 2007.

Similarly to the existing T-Com and T-Mobile agreements, at the end of 2006, Magyar Telekom and T-Systems Enterprise Services concluded a strategic cooperation and license agreement providing Magyar Telekom with exclusive rights to use the brand name T-Systems in Hungary. This strengthened cooperation will provide synergy opportunities to Magyar Telekom Group, the harmonized market approach will further improve customer relations and capitalize on the opportunities of the IT market.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: January 2, 2007